October 14, 2008

Mail Stop 3561

Pantelis Zachos, President
Fluid Solutions, Inc.
Ampelon 3
Kilkis, Greece  61100

**Re:     Fluid Solutions, Inc.**
**        Form 10**
**        Amended October 7, 2008**
**        File No. 0-53434**

Dear Mr. Zachos:

        This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form.  For this reason, we will not further process the registration statement until these material deficiencies are addressed.

        If December 31 is your fiscal year-end, please provide an audited balance sheet as of that date and an audited statement of cash flows for the period from inception (December 11, 2007) to December 31, 2007.


                                             * * * * *


        You are advised that the registration statement will become effective through operation of law 60 days after filing, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.  We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.   Feel free to call us at (202) 551-3790 with any questions.  We look forward to working with you to address these concerns.


Sincerely,


John D. Reynolds
Assistant Director